

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

<u>Via E-mail</u>
Mr. Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

  Re: Genesis Energy, L.P.
    Form 10-K for Fiscal Year Ended
    December 31, 2013
    Filed February 27, 2014
    File No. 001-12295

Dear Mr. Deere:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Ethan Horowitz

          Ethan Horowitz
          Branch Chief